November 30, 2005

By Facsimile and U.S. Mail

Richard M. Russo, Esq.
Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4100
Denver, Colorado 80202-2641

	Re:	The Williams Companies, Inc.
		Schedule TO-I
		Filed November 17, 2005

Dear Mr. Russo:

	We have the following comments on the above-referenced filing.
We have limited our review to issues related to the issuer tender offer:

Form S-4
Cover Page
1. Please revise the cover page to disclose, for each $50 in principal amount of debentures, the interest payable December 1 and an estimate of the interest that will accrue from December 1 until the expiration date.
Incorporation by Reference, page i
2. We note that you incorporate into the Form S-4 future filings that you may make prior to termination of the exchange offer. Please confirm that the Schedule TO-I will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Important, page ii
3. Please revise this page, pages 20 and 22, and similar statements throughout the document to clarify that you may not terminate the offer for any reason other than failure to satisfy one of the conditions of the offer.
4. Please revise the seventh paragraph on this page and the last paragraph on page iv to clarify your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the filing and disseminate notice of a material change in the information previously disclosed. Questions and Answers About the Offer, page 19
5. Because this is an offer for any and all outstanding debentures, please revise the fourth Q&A on page 23 to clarify under what circumstances you may not accept all debentures tendered.

Selected Historical Consolidated Financial Data, page 25
6. Revise to disclose the book value per share as required by Item 1010(a)(4) of Regulation M-A. In addition, please revise to include all pro forma information required by Item 1010(b) of Regulation M-A or provide us your detailed analysis regarding why this information is not material. Tell us how you plan to disseminate the revised information.

Terms of the Offer, page 27
General, page 27
7. Refer to the fifth and sixth paragraphs of this section.
Please
revise to clarify your obligation to promptly amend your filings and disseminate notice of any material change in the offer, and that you may be required to promptly file a post-effective amendment to the registration statement to reflect certain material changes to the offer.
Withdrawal of Surrendered Debentures, page 31
8. Please clarify the withdrawal rights discussed in the second sentence of this section, where you state that "previously surrendered Debentures may be withdrawn after the Expiration Date if the Offer is terminated prior to any payment of Conversion Consideration thereunder." This disclosure is unclear as payment cannot be made during the offer. Provide similar clarification in paragraph 2 on page 8 of the letter of transmittal. Also revise the first paragraph of this section to disclose the withdrawal rights provided by Rule 13e-4(f)(2)(ii), including the date these rights are available.

Conditions to the Exchange Offer, page 32
9. Paragraphs 1(a) and 2(a) condition the offer on whether the company`s "prospects" are materially impaired. Please revise to specify or generally describe these prospects so that debenture holders will have the ability to objectively determine whether the condition has been triggered.
10. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the first sentence of the last paragraph of this section to delete the reference to "action or inaction by Williams." Also revise paragraphs 5(b) and 5(c) to be more specific.
11. In the last paragraph you reserve the right to waive any of the conditions to the offer "at any time and from time to time." Defining the conditions as a continuing right that may be waived at any time suggest that conditions to the offer may be waived after expiration of the offer. Please be advised that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals (where they exist), must be satisfied or waived before the expiration of the offer. Please revise the disclosure in the first and last sentences of this paragraph and in paragraph 9 of the letter of transmittal accordingly.
12. You state, "All conditions to the Offer will, if the Conversion
Consideration is to be paid promptly after the Expiration Date, be either satisfied or waived by Williams prior to the Expiration Date."
As the consideration must be paid promptly after the expiration of the offer, please clarify this disclosure. Also tell us how many days after expiration you intend to pay for or return tendered securities.
Material United States Federal Income Tax Consequences, page 50
13. Please eliminate the disclaimers in the first paragraph on page
51.
14. Revise to explain why counsel is not able to opine on the material federal income tax consequences, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors. Revise page 51 to clarify the "other characterizations [that] are also possible" and their tax consequences.

Exhibit 8.1 - Tax Opinion
15. Please revise the exhibit to confirm that the opinion set forth in the "Material United States Federal Income Tax Consequences" section of the prospectus is the opinion of counsel.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Richard M. Russo, Esq.
November 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE